Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

August 28, 2014

Item 3	News Release

News release attached as Schedule “A” was disseminated on August 28, 2014 via Canada NewsWire.

Item 4	Summary of Material Change

Effective September 5, 2014, Kelly McNeill, Executive Vice President, Finance and Chief Financial Officer, will be leaving the Company. Mr. McNeill has decided to remain in Winnipeg and not relocate to the Company’s new corporate office in Minnesota. McNeill has served as IMRIS’ CFO since September 2009. He will remain with IMRIS through September 5, 2014. IMRIS is actively engaged in a process to identify an external CFO successor.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated August 28, 2014.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:	763-203-6304

Item 9	Date of Report

August 28, 2014